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                                                                     Exhibit 7.1
                               RICHARD M. OSBORNE
                               8500 Station Street
                                    Suite 113
                               Mentor, Ohio 44060

August 30, 2004


VIA OVERNIGHT DELIVERY

Energy West, Incorporated
1 First Avenue South
Great Falls, Montana  59401
Attn: John C. Allen, Corporate Secretary

         Re:  Stockholder Proposal

Dear Mr. Allen:

         I hereby represent that I, Richard M. Osborne, am the beneficial holder of 540,347 shares of common stock, par value $0.15 per share (the "Common Stock"), of Energy West, Incorporated (the "Company" or "Energy West"). I hereby represent that pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I have been the beneficial holder of at least 1% of the Common Stock of Energy West continuously since August 30, 2003 and intend to hold these shares of Common Stock through the date of the 2004 annual meeting of stockholders. Attached hereto as Exhibit A are copies of the Amendments to
Schedule 13D that were filed with the Securities and Exchange Commission since August 30, 2003 reporting my beneficial ownership in Energy West. Pursuant to
Section 2.8 of the Amended and Restated By-Laws of Energy West (the "By-Laws"), this letter shall serve as my advance notification of business to be considered at the 2004 annual meeting of stockholders (the "Proposal").

         As further described on Exhibit B attached hereto, I am hereby proposing that the Board take the necessary steps to amend the By-Laws to provide for a mandatory retirement policy for all members of the Board at age
70. Provision for a mandatory retirement age for directors is a common corporate policy. The mandatory retirement age assures that the Board does not become entrenched. In addition, the provision for a mandatory retirement age facilitates periodic changes in the composition of the Board that will help to bring new ideas and approaches to bear on Company issues.

         Section 35-1-417 of the Montana Business Corporation Act (the "MBCA") provides that the by-laws of a corporation may prescribe qualifications for directors. Section 35-1-234 of the MBCA provides that the by-laws of a corporation may be amended or repealed by the corporation's stockholders or the corporation's board of directors. Accordingly, since the Board

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has the authority to amend the By-Laws of Energy West, I am submitting the
Proposal at the 2004 annual meeting of stockholders as a recommendation for action by the Board.

         In accordance with the By-Laws and the provisions of Rule 14a-8 of the Exchange Act, attached as Exhibit B hereto is the Proposal and supporting statement for inclusion in Energy West's proxy materials for the 2004 annual meeting of stockholders.

         I hereby represent that I have no arrangements or understandings with any other person in connection with the Proposal. In addition, pursuant to
Section 2.8 of the By-Laws, I hereby represent that I intend to appear in person or by proxy at the 2004 annual meeting of stockholders to bring the Proposal before the meeting.

         Please contact Marc C. Krantz, Esq. at Kohrman Jackson & Krantz P.L.L., 1375 East Ninth Street, 20th Floor, Cleveland, Ohio 44114, phone 216-696-8700, fax 216-621-6536, if you require any additional information.

                                                     Sincerely,

                                                     /s/ Richard M. Osborne
                                                     Richard M. Osborne

cc:      Marc C. Krantz, Esq.
         David A. Cerotzke


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                                    EXHIBIT B
                                    ---------

The Proposal
------------

Mandatory Retirement for Directors at Age 70

         RESOLVED, the stockholders urge the Board of Directors to take the necessary steps to amend the By-Laws of Energy West to provide for a mandatory retirement policy for all members of the Board at age 70; provided, however, that if such policy is not adopted by Board prior to the next regularly scheduled annual meeting of stockholders to be held in 2005, the Board shall amend the By-Laws to provide that commencing with the 2005 annual meeting of stockholders, no person of an age 70 years or older will be eligible for election, reelection, appointment or reappointment as a member of the Board, and no director shall serve as such beyond the annual meeting of stockholders of the Company immediately following the attainment of the age of 70.

Supporting Statement
--------------------

         The Company's current By-Laws do not contain mandatory retirement provisions for members of the Board of Directors. The proposed amendment to the By-Laws would have the effect of precluding any person who is 70 or older from standing or being nominated for election or appointment as a director of the Company.

         A mandatory retirement age for directors is a common policy within many public corporations. In fact, according to data from the recruiting firm Spencer Stuart, two-thirds of Standard & Poor 500 companies have mandatory retirement policies for their directors. A mandatory retirement age is in the best interests of the stockholders of Energy West for several reasons. The setting of a mandatory retirement age will ensure that directors do not remain in their positions indefinitely. The extended entrenchment of Board members makes it more difficult to introduce new members with innovative ideas to the Board of Directors, which may negatively impact the overall effectiveness of the Board. The imposition of a maximum age limit on directors will facilitate periodic changes in the composition of the Board that will help to bring new ideas and approaches to bear on Company issues. The amendment to the By-Laws will aid in the creation of a board with directors having fresh perspectives balanced with the experience of existing directors.